Exhibit 99.1

Aurora Mobile Limited Announces Fourth Quarter and Fiscal Year 2019

Unaudited Financial Results

SHENZHEN, CHINA, March 5, 2020 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ:JG), a leading mobile developer service provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

Fourth Quarter 2019 Financial Highlights

•	Revenues were RMB182.8 million (US$26.3 million), a decrease of 19% year-over-year and 10% quarter-over-quarter.

•	Cost of revenues was RMB122.5 million (US$17.6 million), a decrease of 25% year-over-year and 16% quarter-over-quarter.

•	Gross profit was RMB60.3 million (US$8.7 million), a decrease of 3% year-over-year, and an increase of 6% quarter-over-quarter.

•	Total operating expenses were RMB103.3 million (US$14.8 million), an increase of 19% year-over-year and a decrease of 7% quarter-over-quarter.

•	Net loss was RMB40.3 million (US$5.8 million), compared with a net loss of RMB23.6 million for the same period last year, and a net loss of RMB31.7 million for the third quarter of 2019.

•

Adjusted net loss (non-GAAP) was RMB21.0 million (US$3.0 million), compared with a RMB12.5 million adjusted net loss for the same period last year, and a RMB37.6 million adjusted net loss for the third quarter of 2019.

•

Adjusted EBITDA (non-GAAP) was negative RMB8.9 million (US$1.3 million), compared with negative RMB3.5 million for the same period last year, and negative RMB26.0 million for the third quarter of 2019.

Fiscal Year 2019 Financial Highlights

•	Revenues were RMB906.5 million (US$130.2 million), an increase of 27% year-over-year.

•	Cost of revenues was RMB649.7 million (US$93.3 million), an increase of 26% year-over-year.

•	Gross profit was RMB256.7 million (US$36.9 million), an increase of 30% year-over-year.

•	Total operating expenses were RMB404.1 million (US$58.0 million), an increase of 39% year-over-year.

•	Net loss was RMB110.0 million (US$15.8 million), compared with net loss of RMB66.2 million in 2018.

•	Adjusted net loss (non-GAAP) was RMB73.7million (US$10.6 million), compared with a RMB62.9 million adjusted net loss in 2018.

•	Adjusted EBITDA (non-GAAP) was negative RMB29.8 million (US$4.3 million), compared with negative RMB37.5 million in 2018.

Fourth Quarter 2019 Operational Highlights

•

Number of mobile apps utilizing at least one of the Company’s developer services, or the cumulative app installations, increased to approximately 1,452,000 as of December 31, 2019 from approximately 1,076,000 as of December 31, 2018.

•	Number of monthly active unique mobile devices increased to 1.36 billion in December 2019 from 1.04 billion in December 2018.

•	Cumulative SDK installations increased to 33.6 billion as of December 31, 2019 from 19.8 billion as of December 31, 2018.

•	Number of paying customers increased to 2,131 in the fourth quarter of 2019 from 2,096 in the fourth quarter of 2018.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “In early February 2020, we launched a suite of proprietary outbreak analytic and monitoring systems to assist with government decision-making when planning for targeted prevention and control. The systems have been instrumental in helping the government with highly efficient implementation in an effort to contain the outbreak of COVID-19. Our team made many sacrifices during the Chinese New Year holiday and worked tirelessly since then to make this product readily available to authorities. In February 2020, we collaborated with Unified Push Alliance and other Unified Push Alliance members to jointly develop “Outbreak Alert”, a service that will be used to distribute timely outbreak information to mobile users. Both initiatives provided an opportunity for us to leverage our cutting-edge big data analytic capabilities and collaborative approach to innovation. We are proud of our contribution towards the fight against COVID-19 as we seek to uphold the highest standards of corporate responsibility.”

“We are making significant progress in terms of mobile solutions penetration and adoption of our services. The number of mobile apps utilizing at least one of our developer services, or the cumulative app installations, reached 1.45 million as of December 31, 2019 from approximately 1.08 million last December. The cumulative SDK installations increased to 33.6 billion as of December 2019, up from 19.8 billion at the end of December 2018. The number of monthly active unique mobile devices we cover increased to 1.36 billion in December 2019, up from 1.04 billion in December 2018. This was largely fueled by the increasing number of apps that used our SDK, and in particular, the rapid adoption of JVerification SDK. The number of paying customers increased from 2,096 during the fourth quarter of 2018 to 2,131 in the fourth quarter of 2019.”

“Our overall financial performance during the quarter improved materially on a sequential basis. Not only did we significantly improve our gross margin, we also improved our cost structure which expanded our bottom line sequentially. As a result, adjusted EBITDA was negative RMB8.9 million during the quarter, a significant improvement from negative RMB26 million last quarter.”

“In terms of the specific performance of each business segment, targeted marketing revenue decreased 34% year-over-year and 18% sequentially to RMB120.4 million. The primary factor driving this was the flow-on effect of a softening Chinese macroeconomic environment during the fourth quarter of 2019 and tightened regulatory policies that adversely impacted certain industries. Additionally, we continue to be highly selective and disciplined in our approach to new customer acquisition in view of the macroeconomic headwinds which resulted in us passing on many customers that did not meet our strict internal know-your-customer process. Lastly, the transition from a traditional targeted marketing model to a new SaaS-based model means changes in the way in which it impacts our P/L with lower revenues but an increase in margins. Therefore, the decrease in revenue during the quarter does not accurately reflect the progress we have made. Despite a quarterly revenue decline in targeted marketing revenue, gross profit from this business both dollar terms and percentage of revenue actually improved sequentially.”

Mr. Fei Chen, President of Aurora Mobile, added, “A notable highlight for this quarter is the significant increase in revenues from developer services by 91% from RMB17.4 million during the same period last year to RMB33.2 million. The main driver of this growth was an increase in both the number of customers from 1,265 to 1,644, and ARPU, which increased by 47%.”

“Revenues from our SaaS products, which include financial risk management, market intelligence and iZone, continue to generate solid growth and resulted in a 15% increase year-over-year from RMB25.3 million in the fourth quarter of 2018 to RMB29.2 million in the fourth quarter of 2019. This was mainly due to a solid 5% year-over-year increase in the number of paying customers as well as the continued expansion of ARPU which increased 10% year-over-year.”

“Together, our SaaS-nature developer services and SaaS products generated RMB62.4 million in revenue during the quarter, up 46.2% year-over-year. Our focus and commitment to these businesses has proven successful as seen in their strong revenue growth, the high visibility it offers for future revenue generation, and the higher margins that they contribute.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “We’ve made very good progress in transitioning our traditional targeted marketing business to the new advertising-driven SaaS-model. Throughout the transition, we believe that revenue booked each quarter is no longer a true reflection of business performance. The gross margin, both in terms of percentage and absolute number, is the best yardstick for measuring performance of our business now and going forward.”

“Gross margins for the fourth quarter of 2019 increased meaningfully to 33.0% from 28.2% last quarter, and from 27.6% during the same period last year. This was a direct result of our optimized product mix where developer services and SaaS-based products are able to generate much higher gross margins and contribute a larger percentage of revenues. As a percentage of revenue, developer services and SaaS-based products accounted for 34% during the quarter, a significant increase from 19% during the same period last year. At the same time, we are also seeing margins improve across our targeted marketing business as it benefits from the ongoing transition to the new advertising-driven SaaS-model. This improvement in the margin from our targeted marketing business also helped increase our overall gross margin during the quarter. The net effect of our unfolding strategy is that, despite a 10% decline in revenue sequentially, gross margin in absolute dollar amount increased 6% sequentially which reflects the direction we are headed in as we scale the business further.”

“While we continue to operate in a challenging business environment that has been further impacted by the outbreak of COVID-19, we remain confident in our ability to drive growth in our high-margin businesses, and execute and implement effective cost control measures. As of December 31, 2019, we maintained a healthy level of working capital at RMB459.5 million that will continue to afford us the flexibility to drive future sustainable growth in an efficient way.”

Fourth Quarter 2019 Financial Results

Revenues were RMB182.8 million (US$26.3 million), a decrease of 19% from RMB225.9 million in the same quarter of last year, mainly due to a strong growth from SaaS-nature developer services and SaaS products which together increased 46.2% year-over-year and more than offset the impact from a 34% decrease in revenues from the targeted marketing business.

Cost of revenues was RMB122.5 million (US$17.6 million), a decrease of 25% from RMB163.6 million in the fourth quarter of 2018. The decrease was mainly due to a RMB45.4 million decrease in media costs and a RMB5.0 million increase in short message costs.

Gross profit was RMB60.3 million (US$8.7 million), a decrease of 3% from RMB62.3 million in the fourth quarter of 2018, primarily due to our strategic shift in focus from a traditional targeted marketing model to a new SaaS-based model.

Total operating expenses were RMB103.3 million (US$14.8 million), an increase of 19% from RMB86.8 million in the same quarter of last year.

•

Research and development expenses were RMB43.9 million (US$6.3 million), an increase of 7% from RMB41.1 million in the same quarter of last year, mainly due to a RMB2.5 million increase in depreciation of servers, and a RMB0.8 million increase in personnel costs.

•

Sales and marketing expenses were RMB30.5 million (US$4.4 million), an increase of 48% from RMB20.6 million in the same quarter of last year, mainly due to a RMB5.8 million increase in personnel costs, a RMB2.4 million increase in marketing expenses, and a RMB0.7 million increase in lease and office expenses.

•

General and administrative expenses were RMB28.8 million (US$4.1 million), an increase of 15% from RMB25.1 million in the same quarter of last year, mainly due to a RMB6.7 million increase in personnel costs, a RMB1.3 million increase in bad debt allowance, and a RMB4.1 million decrease in professional fees.

•	Loss from operations was RMB43.0 million (US$6.2 million), compared with RMB 24.5 million in the same quarter of last year.

Net Loss was RMB40.3million (US$5.8 million), compared with RMB23.6 million in the same quarter of last year, and RMB31.7 million in the third quarter of 2019.

Adjusted net loss (non-GAAP) was RMB21.0 million (US$3.0 million), compared with RMB12.5 million in the same period of last year, and RMB37.6 million in the third quarter of 2019.

Adjusted EBITDA (non-GAAP) was negative RMB8.9 million (US$1.3 million) compared with negative RMB3.5 million for the same period of last year, and negative RMB26.0 million in the third quarter of 2019.

The cash and cash equivalents, restricted cash and short -term investment increased from RMB419.9 million as of September 30, 2019 to RMB431.6 million (US$62.0 million) as of December 31,2019.

Fiscal Year 2019 Financial Results

Revenues were RMB906.5 million (US$130.2 million), an increase of 27% from RMB714.1 million in 2018, mainly due to both the increases in the number of customers and an increase in average spending per customer.

Cost of revenues was RMB649.7 million (US$93.3 million), an increase of 26% from RMB517.1 million in 2018. The increase was mainly due to the increases in the cost of media inventory by RMB121.6 million, short message costs by RMB5.9 million, bandwidth and cloud costs by RMB5.0 million.

Gross profit was RMB256.7 million (US$36.9 million), an increase of 30% from RMB197.1 million year-over-year, mainly due to the revenue growth during the same period.

Total operating expenses were RMB404.1 million (US$58.0 million), an increase of 39% from RMB289.9 million last year.

•

Research and development expenses were RMB176.2 million (US$25.3 million), an increase of 31% from RMB134.4 million in last year, mainly due to increases in personnel costs by RMB22.4 million, depreciation of servers by RMB11.5 million, and lease and office expense by RMB4.4 million.

•

Sales and marketing expenses were RMB 118.5 million (US$17.0 million), an increase of 41% from RMB83.9 million last year, mainly due to increases in the personnel costs by RMB16.5 million, marketing expenses by RMB9.0 million, and lease and office expense by RMB3.9 million.

•

General and administrative expenses were RMB109.3 million (US$15.7 million), an increase of 53% from RMB71.6 million in last year, mainly due to increases in personnel costs by RMB20.8 million and bad debt provision of RMB13.9 million.

Loss from operations was RMB147.3 million (US$21.2 million), compared with RMB92.8 million in 2018.

Net Loss was RMB110.0 million (US$15.8 million), compared with RMB66.2 million in 2018.

Adjusted net loss (non-GAAP) was RMB73.7 million (US$10.6 million), compared with RMB62.9 million in 2018.

Adjusted EBITDA (non-GAAP) was negative RMB29.8 million (US$4.3 million) compared with negative RMB37.5 million in 2018.

Business Outlook

The first quarter is typically a seasonally weaker quarter of the year due to the Chinese New Year holiday. This year, the COVID-19 outbreak impacted this seasonally slow period even further as businesses across China slowly restart operations later than expected. Many deals that would otherwise be closed and contracts that would otherwise have been signed during the quarter have been delayed as a result. This uncertainty and slow start following the holiday will adversely impact the Company’s business during the first quarter of 2020.

At the same time, the Company is in the midst of the transition from its traditional targeted marketing business to the new advertising-driven SaaS-model which will also impact topline revenue but expand margins. During the transition, revenue growth will not be comparable to previous quarters and will not accurately reflect the progress the Company has made or its business outlook. With these in mind, the Company has decided to suspend issuing revenue guidance on a quarterly basis in the near-term until the situation in China normalizes and targeted marketing transition is largely over.

Update on Share Repurchase

As of December 31, 2019, the Company had repurchased a total of 920,606 ADS, of which 114,958 ADSs, or around US$265.5 thousand were repurchased during fourth quarter in 2019 at the average purchase price of US$ 2.31

Conference Call

The Company will host an earnings conference call on Thursday, March 5, 2020 at 7:00 a.m. U.S. Eastern Time (8:00 p.m. Hong Kong time on the same day).

Dial-in details for the live conference call are as follows:

International:	+65 6713-5090
U.S.:	+1 845-675-0437
Hong Kong:	+852 3018-6771
China:	400-620-8038
Passcode:	7148275

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 p.m. U.S. Eastern Time, March 12, 2020.

The dial-in details for the replay are as follows:

International:	+61 2 8199 0299
U.S. Toll Free:	1-855-452-5696
Passcode:	7148275

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at http://ir.jiguang.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net loss and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation and change in fair value of derivative liability. The Company defines adjusted EBITDA as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, income tax (expense) benefit, share-based compensation and change in fair value of derivative liability.

The Company believes that adjusted net loss and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss.

The Company believes that adjusted net loss and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SaaS-model; its ability maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading mobile developer service provider in China, and a pioneer in providing mobile developer services such as push notification, instant messaging, analytics, sharing and short message service (SMS). Aurora Mobile has accumulated data from approximately 1.45 million mobile applications that have utilized the Company’s developer services and nearly 33.6 billion installations of the Company’s software development kits (SDKs), with monthly active unique device base of nearly 1.36 billion, as of December 2019. Based on Aurora Mobile’s vast data coverage and insights garnered, the Company has expanded its offerings into big data solutions, including targeted marketing, financial risk management, market intelligence and location-based intelligence. By utilizing artificial intelligence and machine learning, Aurora Mobile strives to help improve productivity for businesses and society through harnessing the power of mobile big data to derive actionable insights and knowledge.

For more information, please visit http://ir.jiguang.cn/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9618 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2019

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

	Three months ended				Twelve months ended
	December 31, 2018	September 30, 2019	December 31, 2019		December 31, 2018	December 31, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	225,853	201,951	182,763	26,252	714,141	906,458	130,205
Cost of revenues	(163,554)	(145,076)	(122,501)	(17,596)	(517,074)	(649,719)	(93,326)

Gross profit	62,299	56,875	60,262	8,656	197,067	256,739	36,879

Operating expenses
Research and development	(41,134)	(43,295)	(43,946)	(6,312)	(134,358)	(176,248)	(25,316)
Sales and marketing	(20,637)	(30,478)	(30,507)	(4,382)	(83,853)	(118,548)	(17,028)
General and administrative	(25,067)	(37,679)	(28,823)	(4,140)	(71,641)	(109,291)	(15,699)

Total operating expenses	(86,838)	(111,452)	(103,276)	(14,834)	(289,852)	(404,087)	(58,043)

Loss from operations	(24,539)	(54,577)	(43,014)	(6,178)	(92,785)	(147,348)	(21,164)

Foreign exchange (loss)/gain, net	338	499	(61)	(9)	264	434	62
Interest income	2,553	1,395	1,334	192	3,657	6,300	905
Interest expense	(2,598)	(2,858)	(2,905)	(417)	(7,054)	(11,118)	(1,597)
Other income	641	23,308	3,465	498	8,449	38,812	5,575
Change in fair value of derivative liability/asset	—	662	886	127	21,302	3,117	448

Loss before income taxes	(23,605)	(31,571)	(40,295)	(5,787)	(66,167)	(109,803)	(15,771)

Income tax expenses	(35)	(162)	—	—	(30)	(162)	(23)

Net loss	(23,640)	(31,733)	(40,295)	(5,787)	(66,197)	(109,965)	(15,794)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended				Twelve months ended
	December 31, 2018	September 30, 2019	December 31, 2019		December 31, 2018	December 31, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to Aurora Mobile Limited’s shareholders	(23,640)	(31,733)	(40,295)	(5,787)	(66,197)	(109,965)	(15,794)
Accretion of contingently redeemable convertible preferred shares	—	—	—	—	(24,094)	—	—

Net loss attributable to common shareholders	(23,640)	(31,733)	(40,295)	(5,787)	(90,291)	(109,965)	(15,794)

Net loss per share, for Class A and Class B common shares:
Common Shares - basic and diluted	—	—	—	—	—	—	—
Class A Common Shares - basic and diluted	(0.31)	(0.42)	(0.53)	(0.08)	(1.57)	(1.44)	(0.21)
Class B Common Shares - basic and diluted	(0.31)	(0.42)	(0.53)	(0.08)	(1.57)	(1.44)	(0.21)
Shares used in net loss per share computation:
Common Shares - basic and diluted	—	—	—	—	—	—	—
Class A Common Shares - basic and diluted	59,586,062	59,236,116	59,482,301	59,482,301	40,441,999	59,373,554	59,373,554
Class B Common Shares - basic and diluted	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive loss
Foreign currency translation adjustments	9,212	(5,641)	(654)	(94)	11,688	(2,104)	(302)
Total other comprehensive loss, net of tax	9,212	(5,641)	(654)	(94)	11,688	(2,104)	(302)

Comprehensive loss	(14,428)	(37,374)	(40,949)	(5,881)	(54,509)	(112,069)	(16,096)

Comprehensive loss attributable to Aurora Mobile Limited	(14,428)	(37,374)	(40,949)	(5,881)	(54,509)	(112,069)	(16,096)

(1)

Starting from January 1, 2019, the Company adopted a new revenue accounting standard (ASC 606) using the modified retrospective method applied to those contracts not yet substantially completed as of January 1, 2019. Results for three months and twelve months ended Dec 31,2019 are presented under the new revenue standard, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historical accounting practices under ASC 605.

The impact for twelve months ended Dec 31, 2019 was an increase to revenue of RMB3.1 million and an increase to beginning retained earnings of RMB4.6 million as a result of applying the new revenue standard, with the impact primarily related to the Company’s private cloud arrangement.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2018	December 31, 2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	576,562	431,459	61,975
Restricted cash	115	115	17
Accounts receivable	141,911	137,195	19,707
Prepayments and other current assets	80,578	86,035	12,359
Amounts due from related parties	4,564	521	75

Total current assets	803,730	655,325	94,133

Non-current assets:
Other non-current assets	14,237	2,642	378
Long-term investments	79,696	168,637	24,223
Property and equipment, net	92,874	106,235	15,260
Intangible assets, net	1,531	8,810	1,265

Total non-current assets	188,338	286,324	41,126

Total assets	992,068	941,649	135,259

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	18,811	19,996	2,872
Deferred revenue and customer deposits	59,483	79,339	11,396
Accrued liabilities and other current liabilities	76,666	96,409	13,848
Amounts due to related parties	8,864	56	8

Total current liabilities	163,824	195,800	28,124

Non-current liabilities:
Other non-current liabilities	140	64	9
Deferred revenue	10,265	8,150	1,171
Convertible notes	216,179	230,031	33,042

Total non-current liabilities	226,584	238,245	34,222

Total liabilities	390,408	434,045	62,346

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	As of
	December 31, 2018	December 31, 2019
	RMB	RMB	US$
Shareholders’ equity
Common shares	48	48	7
Treasury shares	(3,165)	(1,999)	(287)
Additional paid-in capital	944,500	956,723	137,425
Accumulated deficit	(348,123)	(453,463)	(65,136)
Accumulated other comprehensive loss	8,400	6,295	904

Total shareholders’ equity	601,660	507,604	72,913

Total liabilities and shareholders’ equity	992,068	941,649	135,259

AURORA MOBILE LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Twelve months ended
	December 31, 2018	September 30, 2019	December 31, 2019		December 31, 2018	December 31, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(23,640)	(31,733)	(40,295)	(5,787)	(66,197)	(109,965)	(15,794)
Add:
Share-based compensation	11,174	8,384	13,115	1,884	24,561	47,284	6,792
Change in fair value of derivative liability /asset	—	—	—	—	(21,302)	—	—
Reduction in force charges	—	—	6,158	885	—	6,158	885
Fair value gain of long-term investment	—	(14,255)	—	—	—	(17,231)	(2,475)

Adjusted net loss	(12,466)	(37,604)	(21,022)	(3,018)	(62,938)	(73,754)	(10,592)

Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(23,640)	(31,733)	(40,295)	(5,787)	(66,197)	(109,965)	(15,794)
Add:
Interest expense	2,598	2,858	2,905	417	7,054	11,118	1,597
Depreciation of property and equipment	6,160	7,976	8,508	1,222	18,084	30,391	4,365
Amortization of intangible assets	183	604	713	102	308	2,307	331
Income tax expense	35	162	—	—	30	162	23

EBITDA	(14,664)	(20,133)	(28,169)	(4,046)	(40,721)	(65,987)	(9,478)
Add:
Share-based compensation	11,174	8,384	13,115	1,884	24,561	47,284	6,792
Change in fair value of derivative liability /asset	—	—	—	—	(21,302)	—	—
Reduction in force charges	—	—	6,158	885	—	6,158	885
Fair value gain of long-term investment	—	(14,255)	—	—	—	(17,231)	(2,475)

Adjusted EBITDA	(3,490)	(26,004)	(8,896)	(1,277)	(37,462)	(29,776)	(4,276)

(2)

Reduction in force charges for the three and twelve months ended December 31, 2019 were related to a personnel optimization plan impacting approximately 16% of our total headcount, primarily in R&D and S&M. The charges are composed primarily of one-time severance expense and related payroll tax expense.